HICH, INC.

Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024, and 2023
(Expressed in U.S. Dollars)

Prepared by: The Board Of Directors, HICH, INC.

EXECUTIVE SUMMARY

Overview

HICH, Inc. is a technology-driven mobility platform focused on transforming transportation through a driver-first, subscription-based model. The Company operates across two primary verticals:

- Ridesharing Platform (HICH MN)
- Medical Transportation (HICH Transport LLC)

During 2025, the Company transitioned from a development-stage entity into a revenue-generating and scaling platform, driven by strong adoption and expansion into healthcare transportation.

2025 Key Financial Highlights

Metric	2025	2024	Change
Revenue	$344,570	$11,784	~29x growth
Net Loss	($552,086.61)	($1,052,498)	~48% improvement
Cash Balance	$32,547	$161,082	~80% Decrease

Growth Drivers

- Platform Expansion: Increased ride volume and user adoption
- Medical Transportation Launch: Added contract-based revenue stream
- Operational Leverage: Infrastructure investments from 2024 enabled efficient scaling

Financial Positioning

- Strong revenue growth with improving loss profile
- Transport segment near break-even in first year
- Strengthened liquidity and capital efficiency

Strategic Outlook:

HICH is entering a growth phase focused on:

- Geographic expansion
- Scaling medical transport contracts
- Improving unit economics
- Expanding platform services

Conclusion:

2025 represents a clear inflection point:

- Rapid growth
- Reduced losses
- New vertical
- Stronger cash position

Prepared by: The Board Of Directors, HICH, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As of December 31, 2025, 2024, and 2023

ASSETS	2025	2024	2023
Current Assets			
Cash and cash equivalents	32,547	161,082	11,841
Inventory	60,000	1,037	-
Total Current Assets	92,547	162,119	11,841
Non-Current Assets			
Software, net	9,473,554	9,510,260	-
Total Non-Current Assets	9,473,554	9,510,260	-
TOTAL ASSETS	9,566,101	9,672,379	11,841

LIABILITIES AND EQUITY	2025	2024	2023
Current Liabilities			
Accounts payable	7600	7,600	-
Total Current Liabilities	7600	7,600	-
Non-Current Liabilities			
Due to related parties	1,249,845	1,064,845	-
Total Non-Current Liabilities	1,249,845	1,064,845	-
TOTAL LIABILITIES	1,257,445	1,072,445	-
Stockholders' Equity			
Common stock	5,836,600	5,576,600	2
Additional paid-in capital	54,750	54,750	50,748
Stock subscription receivable		(809)	-
Stock subscription Payable	4,060,800	4,060,800	
Accumulated deficit	(1,643,494)	(1,091,407)	(38,909)
Total Equity	8,308,656	8,599,934	11,841
TOTAL LIABILITIES & EQUITY	9,566,101	9,672,379	11,841

Prepared by: The Board Of Directors, HICH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31

	2025	2024	2023
Revenue, Net	344,570	11,784	-
Cost of Revenue			
Driver payouts & labor	332,153	149,997	5,363
Insurance	102,856	105,352	-
Software amortization	36,706	500,540	-
Licensing & platform	23,432	46,937	-
Total Cost of Revenue	494,301	802,826	5,363
Gross Profit (Loss)	(269,346)	(791,042)	(5,363)
Operating Expenses			
General & administrative	190,231	128,347	14,545
Compensation	42000	14,586	-
Professional fees	82,771	65,982	17,328
Rent	45,769	13,388	1,482
Advertising	41,584	39,153	191
Total Operating Expenses	402,355	261,456	33,546
Net Loss	(552,087)	(1,052,498)	(38,909)

Prepared by: The Board Of Directors, HICH, INC.

Hich, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,		HMN Standalone Balances*
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (552,086.61)	$ (1,052,498)	$ (38,909)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Stockbased compensation expense		139,500	
Amortization	$ 36,706.00	500,540	-
Changes in operating assets and liabilities			
(Increase) decrease in assets:			
Due from related parties	$ 1,847.00	(1,037)	-
Increase (decrease) in liabilities:			
Accounts payable		7,600	-
Shareholder loan	$ 125,000.00		
Net cash provided by (used in) operating activities	$ (388,533.61)	(405,895)	(38,909)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of intangible assets		-	-
Net cash provided by (used in) investing activities		-	-
CASH FLOWS FROM FINANCING ACTIVITIES:			
Capital contributions		54,749	50,750
Proceeds from issuance of shares	$ 260,000.00	485,500	-
Proceeds from loans and advances from related parties		14,886	-
Net cash provided by (used in) financing activities	$ 260,000.00	555,135	50,750
Net increase (decrease) in cash and cash equivalents	$ (128,533.61)	149,240	11,841
CASH, beginning of year	$ 161,081.00	11,841	-
CASH, end of year	$ 32,547	$ 161,081	$ 11,841
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for:			
Interest		$ -	$ -
Taxes		$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Founding shares issued shares stock subscription receivable owed		$ (809)	$ 2
Purchase of intangible assets by the issuance of stock, assuming stock subscription payable and an amount owed to a related party.		$ 10,010,800	$ -
HMN acquisition for the issuance of common stock		$ 52,330	$ -

* HICH, MN. Inc ("HMN") is a related party of HICH, Inc, as they are under the control of the same investor group. HICH Inc, was incorporated on March 1, 2023 and began operations in May 2024. HMN was acquired on May 10, 2024, by HICH,Inc and retrospective reporting is required for HMN for the comparative year on a standalone basis, as there were no reportable balances for HICH, Inc.

SEGMENT REPORTING (2025)

Segment	Revenue	Net Income (Loss)
Ridesharing (HICH MN)	224,955	(549,700)
Medical Transport	119,615	(2,387)
Total	344,570	(552,087)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2025
Net increase in cash	-128,535
Beginning cash	161,082
Ending cash	32,547

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	APIC	Accumulated Deficit	Total
Balance 2024	5,576,600	54,750	(1,091,407)	8,599,934
Net Loss	-	-	(552,087)	(552,087)
Balance 2025	5,836,600	54,750	(1,643,494)	8,308,656

Prepared by: The Board Of Directors, HICH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND OPERATIONS

HICH, Inc. operates a mobility platform providing ridesharing and transportation services across the United States.
On January 7, 2025, the Company acquired HICH Transport LLC, expanding into medical transportation.

NOTE 2 – GOING CONCERN

While losses continue, the Company demonstrates:

- Significant revenue growth
- Reduced losses
- Improved liquidity

Management believes the Company is entering a scaling phase.

NOTE 3 – REVENUE

Revenue is recognized upon completion of rides under ASC 606.

NOTE 4 – SEGMENTS

The Company operates:

- Ridesharing
- Medical Transportation

NOTE 5 – SOFTWARE

Software continues to be amortized over a 5-year useful life.

NOTE 6 – RELATED PARTIES

Includes obligations from software acquisition and funding.

Prepared by: The Board Of Directors, HICH, INC.